Exhibit 99.3

PRESS RELEASE

Immunocore Announces $140 Million Private Placement Financing

(OXFORDSHIRE, England & CONSHOHOCKEN, Penn. & ROCKVILLE, Md., US, 18 July 2022) Immunocore Holdings plc (Nasdaq: IMCR) (“Immunocore” or the “Company”), a commercial-stage biotechnology company pioneering the development of a novel class of T cell receptor (TCR) bispecific immunotherapies designed to treat a broad range of diseases, including cancer, autoimmune and infectious diseases, today announced that it has agreed to sell an aggregate of 3,733,333 ordinary shares, consisting of 2,000,000  American Depository Shares (the “ADSs”) with each ADS representing one ordinary share, and 1,733,333  non-voting ordinary shares, to certain institutional accredited investors through a private investment in public equity (“PIPE”) financing at a price per ADS/non-voting ordinary share of $37.50.  Immunocore anticipates that gross proceeds from the PIPE will be approximately $140 million, before deducting estimated offering expenses payable by the Company. The closing of the PIPE is expected to occur on or about July 20, 2022, subject to customary closing conditions.

The PIPE financing included participation from existing investors including RTW Investments, LP, Rock Springs Capital, and General Atlantic.

Immunocore expects to use the proceeds from the PIPE to fund its oncology and infectious disease clinical pipeline including the continued clinical development of tebentafusp in advanced cutaneous melanoma and ImmTAC clinical candidates targeting MAGE-A4 and PRAME. The proceeds will also be used for working capital and other general corporate purposes.

“We are grateful to our investors, including some who have been with us for many years, for their continued support and follow-on investments that will allow us to accelerate the development of our existing pipeline and further expand our platform,” said Bahija Jallal, Chief Executive Officer.

“The proceeds from the private placement, combined with anticipated KIMMTRAK revenue in metastatic uveal melanoma, and cash on hand are expected to fund our current operating plan through 2025,” commented Brian Di Donato, Chief Financial Officer & Head of Strategy.

The securities sold in this PIPE are being made in a transaction not involving a public offering and have not been registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements. Concurrently with the execution of the securities purchase agreement, Immunocore and the investors entered into a registration rights agreement pursuant to which the Company has agreed to file a registration statement with the Securities and Exchange Commission registering the resale of the securities sold in the PIPE.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

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About Immunocore
Immunocore is a commercial-stage biotechnology company pioneering the development of a novel class of TCR bispecific immunotherapies called ImmTAX – Immune mobilizing monoclonal TCRs Against X disease – designed to treat a broad range of diseases, including cancer, autoimmune, and infectious disease. Leveraging its proprietary, flexible, off-the-shelf ImmTAX platform, Immunocore is developing a deep pipeline in multiple therapeutic areas, including five clinical stage programs in oncology and infectious disease, advanced pre-clinical programs in autoimmune disease and multiple earlier pre-clinical programs.

Forward Looking Statements
This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, included in this press release are forward-looking statements. These statements include, but are not limited to, statements regarding the Company’s business strategy and goals including the potential of the Company’s pipeline, platform and clinical development as well as expansion opportunities; the likelihood that data from clinical trials will be positive and support further clinical development and regulatory approval of the Company’s product candidates; the timing, use of proceeds and closing of the PIPE; the timing of registration of the securities sold in the PIPE with the Securities and Exchange Commission; anticipated revenue from KIMMTRAK; and anticipated cash runway into 2025. Any forward-looking statements are based on management’s current expectations of future events and are subject to a number of risks and uncertainties that could cause actual results to differ materially and adversely from those set forth in or implied by such forward-looking statements, many of which are beyond the Company’s control. These risks and uncertainties include, but are not limited to, market and other conditions; the risk that the conditions to the closing of the proposed PIPE are not satisfied; the impact of the ongoing COVID-19 pandemic and the Omicron variant on the Company’s business, strategy clinical trials and financial position; results from earlier pre-clinical studies of Immunocore’s product candidates may not necessarily be predictive of the results from required later pre-clinical studies and future clinical trials; actions of regulatory agencies, which may affect the initiation, timing and progress of clinical trials or future regulatory approval; Immunocore’s ability to obtain, maintain and enforce intellectual property protection; unexpected safety or efficacy data observed during preclinical studies or clinical trials; clinical trial site activation or enrolment rates that are lower than expected; changes in expected or existing competition; and the success of Immunocore’s current and future collaborations, partnerships or licensing arrangements including its collaboration with the Gates Foundation. These and other risks and uncertainties are described in greater detail in the section titled “Risk Factors” in Immunocore’s filings with the Securities and Exchange Commission, including Immunocore’s most recent Annual Report on Form 20-F for the year ended December 31, 2021 filed with the Securities and Exchange Commission on March 3, 2022, as well as discussions of potential risks, uncertainties, and other important factors in the Company’s subsequent filings with the Securities and Exchange Commission. All information in this press release is as of the date of the release, and the Company undertakes no duty to update this information, except as required by law.

CONTACT:

Immunocore
Sebastian Desprez, Head of Communications
T: +44 (745) (610) 368-8602
E: sebastian.desprez@immunocore.com
Follow on Twitter: @Immunocore

Consilium Strategic Communications (corporate and financial)
Mary-Jane Elliott/ Chris Welsh/Jessica Hodgson
T: +44 (0)203 709 5700
E: Immunocore@consilium-comms.com

Investor Relations
Clayton Robertson, Head of Investor Relations
T: +1 215-384-4781
E: ir@immunocore.com